BARNEY A. RICHMOND

                     100 Village Square Crossing
                              Suite 202
                  Palm Beach Gardens, FL 33410-4531
                        561.207.6395 Telephone
                        561.207.6399 Facsimile
                        561.262.5158 Cellular


                           August 15, 2005

Via SEC EDGAR FILING SYSTEM
          &
Via United States Postal First Class
Certified Mail No.  70041160000529735608
RETURN RECEIPT REQUESTED

Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
United States Securities & Exchange Commission
Mail Stop 3561
Washington, DC 20549

Re:        eCom eCom.com, Inc.
           SEC Commission File No. 000-23617
           United States Southern District of
           Florida Bankruptcy Court
           In Re:     Case No. 04-35435-BKC-SHF

           Pro Card Corporation
           Registration Statement of Form 10SB12G
           File Number 000-51415
           Filed July 7, 2005

           AAB National Company, Inc.
           Registration Statement of Form 10SB12G
           File Number 000-51416
           Filed July 7, 2005

           A Classified Ad, Inc.
           Registration Statement of Form 10SB12G
           File Number 000-51417
           Filed July 7, 2005

           A Super Deal.com, Inc.
           Registration Statement of Form 10SB12G
           File Number 000-51419
           Filed July 7, 2005

           Swap and Shop.net Corp
           Registration Statement of Form 10SB12G
           File Number 000-51421
           Filed July 7, 2005

           eSecureSoft Company
           Registration Statement of Form 10SB12G
           File Number 000-51422
           Filed July 7, 2005

           USAS Digital, Inc.
           Registration Statement of Form 10SB12G
           File Number 000-51424
           Filed July 8, 2005

           MyZipSoft, Inc.
           Registration Statement of Form 10SB12G
           File Number 000-50783
           Filed July 8, 2005

Dear Mr. Reynolds:

I want to thank you and Mr. Jay Ingram for allowing the above-referenced companies the opportunity to discuss with bankruptcy and securities counsel your letter requesting a legal analysis supporting the issuance of shares in the above-referenced companies. It is my understanding from Steve Cunningham Esq's telephone discussion with Mr. Michael K. Wolensky, Esq. last Friday afternoon (who I understand had spoken to the Atlanta and Washington D.C. SEC offices on my/our behalf), please let this letter confirm our withdrawal of these Form 10SB filings. Over and above these Form 10SB withdrawal's, we were asked to forward an analysis by way of this reply to your correspondence dated July 18, 2005, which was sent in response to the Form 10-SB filings on behalf of the above-referenced companies. Please consider this as a preliminary analysis as we would like to have Mr. Wolensky's expertise in reviewing further, which will be under separate cover.

In opening, please bear in mind that the events involving eComeCom.com, Inc. ("eCom") and its above referenced subsidiaries leading up to these filings which certainly has not been a simple issue for us to deal with as the creditors and shareholders of these companies were forced into this situation. These Form 10SB filings were an effort by us to be totally transparent with the SEC and with the United States Southern District of Florida Bankruptcy Court. Notwithstanding these points, we feel it is of paramount importance to provide you with the background factual information, which we felt supported a legal basis of the stock issuances, which have been questioned under Section 5 of the Securities Act of 1933, as amended.

In case you did not know, eCom is currently in Bankruptcy Proceedings under Title 11, Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court in the Southern District of Florida (In Re: eComeCom.com, Inc.
Case No. 04-35435-BKC-SHF).   The SEC's Washington and Miami offices have been
notified no fewer than five (5) times about these Bankruptcy proceedings and yet have not elected to comment or enter an appearance in the proceedings. Your participation would always be greatly appreciated and welcomed by us as we do not want to do anything but stay within your agency's guidelines. It is our respectful opinion that the above-referenced spin off companies are included as part of these bankruptcy proceedings.

This November 29, 2004 Chapter 11 filing was an Involuntary Petition filing brought by several creditors. American Capital Holdings, Inc. was one of those creditors. I am the Chairman of American Capital and I am also an individual petitioning creditor. There are several other petitioning creditors as well. This case languished for several months due to the fact the then Chairman/CEO and controlling shareholder of eCom, Mr. David Panaia, was ill and his attorneys
asked for three (3) separate extensions.   Naturally, after being informed of
Mr. Panaia's sickness, all the petitioning creditors accepted the Debtor's requested extensions. Unfortunately, on March 20, 2005 Mr. Panaia passed away from illness complications.

A Status Conference for the case was set for May 16, 2005 by the Honorable Steven H. Friedman in which an Order was entered by the United States Bankruptcy Court adjudicating eCom bankrupt under Title 11 Chapter 11 of the United States Bankruptcy Code based on the aforementioned involuntary petition. Inclusive in this Order were instructions from the Honorable Judge Steven Friedman for eCom to obtain legal counsel by June 5, 2005 with an additional status conference being set on June 6, 2005. On June 6, 2005, Judge Friedman entered an Order for the retention of the law firm of Kluger, Peretz, Kaplan & Berlin, P.L. to become eCom's legal counsel. Judge Friedman also entered an Order appointing the undersigned, Barney A. Richmond, as eCom's President and CEO. Additionally, a preliminary Order was entered whereby American Capital provided $100,000 Debtor-In-Possession Convertible Note Financing to eCom, with a July 25, 2005 final hearing date on the Debtor-In-Possession Financing. On July 25, 2005 an Order was entered approving the aforementioned $100,000 Debtor-In-Possession Financing by American Capital Holdings, Inc. to the Debtor, eCom.

During this hearing on July 25, 2005, several items were shown by the Debtor's counsel to Judge Friedman, which are incorporated into the court transcript record, including eight (8) February 25, 2005 legal opinions by licensed Florida Attorney James Volpi, Esq. which were addressed to eCom's stock transfer agent, Florida Atlantic Stock Transfer Company ("FAST"). Each of these letters advised FAST the following specific legal opinion language regarding each of the above referenced spin-off companies. The spin-off company letter from which we are quoting below is to USAS Digital, Inc. For your review, copies of these February 23, 2005 eight (8) separate legal opinions (which were obtained by former CEO David Panaia) are appended herein as Composite Exhibit No. 1.

JAMES VOLPI, ESQ. LEGAL OPINION

"On December 1, 2003, the Board of Directors of eCom eCom.com, Inc. approved the spin-off of one of its subsidiaries, USAS Digital Inc. (USASD) as a separate
company.   They voted to issue their shareholders one share of USASD for every one share of eCom owned with a record date to be announced. No fractional shares will be issued.

The decision to spin-off USASD was primarily due to eCom changing its business plan to allow the management of the subsidiary to focus on its primary market which is dissimilar from its other markets. USASD's core business was distribution of digital compression software products and it was the Board's view that USASD's growth has been constrained due to this company being so dissimilar.

Pursuant to Staff Legal Bulletin 4 issued September 16, 1997, the SEC has addressed the Division of Corporation Finance's views regarding whether the registration requirements of Section 5 of the Securities Act of 1933 applies to spin-offs. The Division has taken the view that the subsidiary does not have to register a spin-off under the Securities Act when it meets certain requirements.

     1.     The parent company's shareholders do not provide consideration for the spun-off shares;
     2.     The spin-off is pro-rata to the parent company's shareholders.;
     3.     The parent company provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets;
     4      The parent company has a valid business purpose for the spin-off;
     5.     If the parent company spins-off "restricted securities", it has held those securities for at least two years.

Based on my review of the transaction and ancillary documents and the representations of management of eCom eCom.com, Inc., I am of the opinion that the spin-off of USASD shares to shareholders of eCom meets the above requirements and does not have to register the spin-off company under the Securities Act.

As a result, the common shares to be issued pursuant to the spin-off company may be issued without restriction except for affiliates of eCom furnished you under separate cover. In the issuing opinion, I am aware that FAST, company shareholders and broker-dealers may rely upon this opinion, and I hereby give my permission and consent to rely and exhibit this opinion to those concerned.

Very truly yours,

James C. Volpi , Esq."

The July 25, 2005 court transcript record reflects eCom's legal counsel's oral description relating to of all of the aforementioned Form 10SBs, 10Qs, tax returns, etc. on the above-referenced companies, which have been filed with the
appropriate agencies, including the SEC, IRS, etc.   Another noteworthy point,
according to the court matrix, as well as the June 6, 2005 and July 25, 2005 court transcripts, is that the attorneys involved in this case informed Judge Friedman that your agency was noticed in these hearings. It is my understanding from the court transcripts that both the Washington and Miami offices of the SEC were sent Notices of these hearings and that Michael Seese, Esq. and Ronald B. Kaniuk, Esq. placed telephone calls to your offices. At the conclusion of the July 25, 2005 hearing, Judge Friedman secured a copy of a letter from Gordon Robinson of your SEC Atlanta offices, which I understand was also placed in the court file.

However, we sincerely appreciate your current comments and we have noted your request for a substantive legal analysis. Following in this letter, we wish to address the matter of our legal basis for effecting the distributions of shares (the "Distributions") without registration in connection with the spin-offs of the above-referenced companies (the "Companies") to the shareholders of eCom. As noted below, we are discussing our reasoning of the legal underpinnings for the distributions separately under both our understanding of federal securities laws and federal bankruptcy laws.

I. BACKGROUND INFORMATION

The Companies are wholly-owned subsidiaries of eCom, all of which had varying business plans and assets. Due to eCom's primary business (e-commerce) being so dissimilar from that of its subsidiaries, eCom decided to spin off its subsidiaries into independent companies in the belief that independent companies would be better able to obtain funding and develop their separate business plans. Consequently, on December 1, 2003, the Board of Directors of eCom unanimously approved to the spin-off of eCom's ten operating subsidiary companies.

The Date of Record for the first spin-off, USA SportsNet, Inc., Cusip No. 02503V 10 9/SEC CIK No. 0001288010) was January 5, 2004, and the shares were issued on January 6, 2004. The Date of Record for the second spin-off, MyZipSoft, Inc. (Standard & Poor's Cusip No. 628703 10 0/SEC CIK No. 0001290785) was February 23, 2004, and the shares of MyZipSoft were distributed to its shareholders on June 2, 2005.

On March 2, 2004, the Board of Directors of eCom approved the spin-off of the remaining eight companies in which the Board of Directors voted to issue to their shareholders one share of the company for every one share of eCom owned, with a record date to be announced, pursuant to the SEC Staff Legal Bulletin No. 4.

On March 29, 2004, eCom' then Chairman and CEO David Panaia prepared and issued a Press Release announcing the appointment of Barney A. Richmond as President of eCom. Paragraph two of this release stated the following:

"The plan to spin-off eCom's wholly-owned subsidiaries has been completed and the Company is now in the process of acquiring certain businesses for each spin-off. To date, the Company has accomplished two (2) acquisitions and has four
(4) more under agreement. When announced, eCom shareholders as of the Date of Payment (distribution of stock) for each spin-off will receive new shares in that company."

On June 4, 2004, a corporate resolution was proposed, passed and signed by David Panaia Chairman/Secretary/CEO, Richard C. Turner Director and the then at the time Treasurer, Barney A. Richmond, Director and President. Based on Mr. Richmond's past restructuring experience, the new Board of Directors re-adopted the December 1, 2003 spin-off plan, pursuant to SEC Staff Legal Bulletin No.4, for the remaining subsidiaries of eCom. The plan was to create individual public corporations, and take whatever actions necessary to complete the process of enhancing shareholder value, including financing acquisitions and/or mergers. The individual companies are listed below:

USA Performance Products, Inc.  FL Corp. No. P98000006586  Fed. ID. 65-0812050
eSecureSoft Company             FL Corp. No. P03000138385  Fed. ID. 20-1068608
USAS Digital, Inc.              FL Corp. No. P03000147667  Fed. ID. 20-1069232
Pro Card Corporation            FL Corp. No. P04000015631  Fed. ID. 20-1442373
AAB National Company            FL Corp. No. P04000019818  Fed. ID. 20-1442771
A Classified Ad, Inc.           FL Corp. No. P04000038403  Fed. ID. 20-1447963
A Super Deal.com, Inc.          FL Corp. No. P04000040174  Fed. ID. 20-1449410
Swap and Shop.net Corp.         FL Corp. No. P04000040176  Fed. ID. 20-1449332

The motion in the above-described June 4, 2004 Board Resolution included instructions for the distribution of stock by eCom's Transfer Agent, Florida Atlantic Stock Transfer (FAST) to the eCom shareholders when the share certificates were properly exercised and costs relating to the issuance of these shares were paid in full. Notwithstanding, contrary to that which Board members Richard Turner and Barney A. Richmond had been previously advised by Chairman Panaia, eCom was not able to pay FAST the amounts required to send out the stock certificates to the shareholders, and accordingly, the shares were not issued as stated.

Because of the aforementioned financial difficulties, eCom's telephone lines were disconnected. eCom's shareholders then contacted American Capital Holdings, Inc. in an effort to obtain information on the status of the situation. Since late June 2004, American Capital Holdings, Inc. has been inundated with hundreds, perhaps thousands, of telephone calls from eCom shareholders, requesting delivery of the promised spin-off shares. Numerous shareholders made demands to be sent their promised shares, many of them threatening legal action against eCom and all of the above described spin-off entities, which would have created substantial contingent liabilities for eCom.

Subsequent to eCom's December 3, 2003 public press release regarding the spin-off of USA SportsNet, the management of American Capital discovered that eCom owed past due balances to its accountants, Wieseneck & Andres, P.A. As required by the Sarbanes-Oxley Act, auditors cannot remain independent and simultaneously be a creditor. This undisclosed liability cost American Capital an additional $75,000, as American Capital was forced to pay the auditing firm in order to complete its own audits, since American Capital was an early 2004 spin-off of eCom. Additionally, American Capital has been forced to continue this financial assistance to bring all of the spin-off companies current with their SEC qualified accountants and other creditors so that eCom and American Capital could continue with operations.

In order to comply with Generally Accepted Accounting Principles ("GAAP") with respect to American Capital's audits, Mr. Panaia had previously agreed to sign promissory notes for the loans provided by American Capital as soon as all parties could determine the exact amounts of the then forthcoming invoices (the amounts of which were unknown until received) by the registered independent accounting firm, Wieseneck & Andres, P.A. When these accounting invoices and other expense invoices were received in early August 2004, Mr. Panaia would not return telephone calls and would not sign accounting confirmation requests from American Capital accountants, nor would he sign the necessary promissory notes.

American Capital made numerous attempts (e.g., letter Dated September 29, 2004, Certificate of Mailing No. 2004188) requesting to have the promissory notes signed by Mr. Panaia, which were not successful. On November 16, 2004, an additional letter was sent to David Panaia (Certificate of Mailing No. 2004201) requesting the signature of the promissory notes and the additional information needed for the accountants to provide the necessary American Capital audits needed for its ongoing SEC filings. Mr. Panaia continually ignored the requests for confirmation letters and further information needed to complete the financial audits.

Due to the above-described dilemma caused as a direct result of Mr. Panaia's refusal to address the monies advanced by American Capital to eCom, on November 22, 2004, Barney A. Richmond resigned as an Officer and Director of eCom.
Having no other options, on November 29, 2004, an involuntary petition was filed against eCom. in the United States Bankruptcy Court for the Southern District of Florida (In Re: Case No. 04-34535 BKC- SHF) under Title 11, Chapter 11 of the United States Bankruptcy Code by petitioning creditors, American Capital Holdings, Inc., Richard C. Turner, Barney A. Richmond, and ACHI, Inc. The Bankruptcy proceedings were initiated in an effort to create and implement a viable plan for 100% reimbursement of costs incurred by American Capital Holdings, Inc., the petitioning creditors, and all other creditors/vendors who had not been paid, as well as to restore shareholder value lost by approximately 6,000 shareholders. The aforementioned creditors are owed in excess of $1 million dollars and lost aggregate shareholder value is in the many millions of
dollars.   In an effort of good faith and in order to avoid additional bankruptcy claims from shareholders, which could number in the thousands, American Capital's management undertook the responsibility and the costs of issuing the spin-off shares to eCom shareholders.

On March 20, 2005, then Chairman/CEO and majority shareholder of eCom, David J. Panaia, died from health complications. Richard C. Turner assumed the role of CEO in the interim, pending bankruptcy court approval of an alternate person to assume that role.

Due to American Capital's unique twofold role as the petitioning creditor and the entity acting on behalf of the debtor, eCom, and in light of American Capital's status as a public company, it was clearly in American Capital's best interests to achieve full regulatory compliance with regard to the spin-off companies. This endeavor included the preparation of (a) thirty 10-QSB's; (b); ten 10-KSB's; (c) ten Form 10-SB's Registration Statements; (d) twenty-six State and Federal Tax Returns; (e) ten applications for the required SEC EDGAR CIK Numbers; (f) and ten of the Transfer Agent-required Standard & Poor's Cusip Numbers. Additionally, there has been enormous administrative time and effort expended to bring all of the spin-off companies current with respect to public company reporting requirements, including those mandated by Sarbanes-Oxley. American Capital's management and the petitioning creditors accomplished these many tasks in a concerted effort to eliminate any further liabilities to eCom shareholders and it's creditors.

Pursuant to SEC Staff Legal Bulletin No.4 and the Legal Opinion of James Volpi, Esq., the share certificates of the above referenced spin-off companies were issued in the utmost good faith, and sent via certified mail on June 2, 2005 to the eCom shareholders of record as of May 27, 2005.



II. LEGAL ANALYSIS

A. POSITION OF THE COMPANY UNDER THE FEDERAL SECURITIES LAWS

1. SEC Staff Legal Bulletin No. 4

It is the Company's position (as noted above) that the spin-off distributions of stock (the "Distribution") were in material compliance with Staff Legal Bulletin No. 4 (Sept. 1997), which states the Division of Corporation Finance's views regarding whether Section 5 of the Securities Act of 1933 applies to spin-offs and also addresses related matters, including how securities received in spin-offs may be resold under the Securities Act.

Bulletin No. 4 and a series of no-action letters involving spin-offs confirm that registration of the shares being distributed in the spin-off is not required where: (1) the parent shareholders do not provide consideration for the spun-off shares; (2) the spin-off is pro rata to the parent shareholders; (3) the parent provides adequate information about the spin-off and the spun-off company to its shareholders and to the trading markets; (4) the parent has a valid business purpose for the spin-off; and (5) the spun-off shares are not "restricted securities" or if the parent spins-off "restricted securities," it has held those securities for at least two years (unless it formed the subsidiary being spun-off). See Bulletin No. 4; Trelleborg AB (available Apr. 26, 1999) ("Trelleborg"); AB Electrolux (available Apr. 28, 1997) ("Electrolux"); Hanson II (available Jan. 22, 1997) ("Hanson II"); Ralcorp Holdings, Inc. (available Dec. 27, 1996) ("Ralcorp"); E.W. Scripps (available July 3, 1996) ("Scripps"); Envoy Corporation (available Feb. 16, 1995) ("Envoy"); English China Clays (available Sept. 1, 1994) ("English China Clays"); AMAX Inc. (available Aug. 27, 1993) ("AMAX"); Grasso Corporation (available Aug. 20, 1993) ("Grasso"); Marriott Corporation (available Mar. 19,
1993) ("Marriott"); Asea AB (available Apr. 25, 1991) ("Asea"); BAT Industries plc (available July 5, 1990) ("B.A.T"); and Summit Energy (available Mar. 29,
1988) ("Summit Energy").

In the Form 10-SBs which gave rise to your letter to us, we stated the spin-off transactions were effectuated pursuant to SEC Staff Legal Bulletin No. 4. This conclusion was based on the legal opinion (the "Opinion") we received from our legal counsel at the time, James C. Volpi, Esq.

We, in good faith, in reliance upon the Opinion, proceeded with the spin-off transactions and the Distributions, having believed we had satisfied the criteria in the five requirements described in Bulletin No. 4, as discussed below. It remains our position that those requirements have been satisfied in all material respects.

Bulletin No. 4 Requirement 1 - The parent company's shareholders do not provide consideration for the spun-off shares

The shares of the spin-off companies were issued to shareholders of eCom at the expense of eCom, with no consideration from the eCom shareholders. Those shareholders received the spin-off shares without consideration of any kind. Further, each spin-off is not a disposition of securities for value and therefore is not a "sale" under Section 2(3) of the Securities Act, as discussed in depth below.

Bulletin No. 4 Requirement 2 - The spin-off is pro-rata to the parent company's shareholders

Each Distribution was pro rata to eCom shareholders of record as of the Record Date, May 27, 2005. Each shareholder of record on that date received one share of the Company's common stock for each share of common stock of eCom. Following each Distribution, the distributed shares were owned directly and in the same proportion by the same eCom shareholders who owned the common stock of eCom on the Record Date. Consequently, as a result of each spin-off, the Company's shareholders have the same proportionate interest as they did immediately prior to each Distribution. That the record date of a spin-off is the appropriate date to determine whether the spin-off is pro rata is confirmed in McKesson Corporation (available Sept. 23, 1994) ("McKesson"), and Ramada Incorporated (available May 3, 1989) ("Ramada"), each involving a parent that proposed to spin-off a subsidiary to its shareholders in connection with the acquisition of the parent by a third-party through a tender offer and merger. In both cases, the Staff took no-action positions even where the consummation of the tender offer and merger involving the parent occurred between the record date and distribution date of the spin-off. Implicit in these no-action positions is the view that the record date of the spin-off is the proper date for determining whether a spin-off is pro rata. Changes in share ownership (or the business and assets) of the parent in the period between the record and distribution dates of the spin-off as a result of the concurrent transactions were not relevant because all the shareholders on the record date were treated equally.

The eCom situation is actually more favorable than either McKesson or Ramada where the tender offer and related merger closed before the distribution date of the spin-off. In the eCom situation, both the Record Date and the Distribution Date will have occurred prior to the completion of the reorganization of eCom under the auspices of the United States Bankruptcy Court. The eCom situation falls within the ambit of McKesson and Ramada and presents fewer concerns relating to the requirement that each Distribution be pro rata than either of the situations in McKesson or Ramada.

Bulletin No. 4 Requirement 3 - The parent company provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading market

eCom issued numerous Press Releases, most notably on December 3, 2003 and March 29, 2004, regarding the spin-off of the Company. This information was also posted on its website, www.ecomecom.net. eCom also filed multiple 8-Ks (SEC File no. 000-23617) with the SEC providing public information regarding the spin-off transactions. The March 2, 2004 8-K recites the appropriate Board Approval for the spin-off. The June 4, 2004 8-K again clarifies the spin-off. The 8-K filed May 31, 2005 outlines the March 23, 2005 SEC CIK acceptance filings. Further, 10-QSB and 10KSB filings, which were filed January 22, 2004, April 14, 2004, September 21, 2004, October 25, 2004, and June 6, 2005 continue to address the business purpose of the spin-off.

With respect to ongoing reporting, the Companies will become subject to the reporting requirements under the Exchange Act and will be obligated to file periodic reports with the Commission accordingly. Consequently, it is our opinion that the information regarding the Distribution and the Company provided to the eCom shareholders satisfies the adequate information requirement of Bulletin No. 4 and the Staff's no-action letters issued in connection therewith. Additionally, the Distribution shareholders will receive a summary of all material events in the Disclosure Statement, Plan of Reorganization, and any other disclosures that would be contained in an information statement.

Bulletin No. 4 Requirement 4 - The parent company has a valid business purpose for the spin-off

The Distributions are distinguishable from the situations presented in SEC v. Datronics Engineers, Inc., 490 F.2d 250 (4th Cir. 1973) ("Datronics"), and SEC
v. Harwyn Industries Corp., 326 F. Supp. 943 (S.D.N.Y. 1971) ("Harwyn"), in which corporations used spin-offs without any valid business purpose to create public markets in their securities without registration of the shares. In both Datronics and Harwyn, the spin-offs were accomplished without dissemination of adequate information to either the marketplace or the shareholder-recipients. The courts liberally construed the words "for value" under Section 2(3) in Datronics and Harwyn in order to prevent violations of the "spirit and purpose of the registration requirements." Harwyn, 326 F. Supp. at 954. In the Datronics case, the court was concerned that, contrary to the purposes of the Securities Act, a public trading market would develop in the securities of the newly-public company for which no public information was yet available.

The policy concerns that led to the decisions in Datronics and Harwyn and the position of the Commission expressed in Securities Act Release No. 4982 (July 2,
1969) are not present in the Distributions. The Distributions were motivated by valid business purposes rather than by a desire to evade the registration requirements of the securities laws. Further, the Companies have commenced quarterly and annual filings with the Commission, thereby providing public information before any trading market should develop.

The business purposes of the spin-offs is consistent with at least two of the examples of valid business purpose given in the Staff Legal Bulletin: (I) allowing management of each business to focus solely on that business and (ii) enhancing access to financing by allowing the financial community to focus separately on each business.

This conclusion is also supported in the no-action letter Re: Sanpaolo IMI S.p.A. ("Sanpaolo IMI") (available October 27, 1999).

As stated in eCom's February 28, 2005 Form 10-QSB:

"Pursuant to SEC Staff Legal Bulletin No. 4, eCom decided to spin off its subsidiaries into independent companies in the belief that independent companies, each with a distinct business, would be better able to obtain necessary funding and develop their business plans. This belief was based in part on eCom's experience with potential business partners which sought involvement with only one of eCom's subsidiaries, rather than involvement with the multi-faceted eCom."

eCom has pursued various courses of business in its tenure as a publicly traded entity, from sports memorabilia to data compression technology. The Board of Directors determined that, whereas the concepts and assets behind the Companies were of value, the operations and business plan of the subsidiaries fell outside of the eCom's long-term strategic plan of concentrating on e-commerce activities, and it would be in the best interests of eCom and its shareholders to spin off each Company's assets into separate entities whereby they could obtain financing. Moreover, each Company did in fact receive assets and subsequent cash infusion as a direct, positive result of the spin-off transaction.

Bulletin No. 4 Requirement 5 -   If the parent company spins-off "restricted
securities," it has held those securities for at least two years.

eCom had owned the assets spun off through the Distributions since May 31, 2000; thus the two-year holding period was satisfied. Further, since the "parent" formed the "subsidiary" being spun-off, rather than acquiring the business from a third-party, Requirement No. 5 is not applicable. In the case of Digital Commerce Corporation, to which the Commission granted a no-action request in a letter dated June 21, 2000, Digital Commerce Corporation confirmed that Requirement No. 5 is not applicable if the parent company formed the subsidiary being spun-off, as it did with its spin-off of Power Trust.

2. "No Sale" of a Security

However, even should the Commission decide that the Distributions do not fall within the four corners of Bulletin 4, the Distributions still qualify for the "no sale" rule under section 2(3) of the Securities Act of 1933, as amended, and therefore did not violate the registration requirements of Section 5.

Section 2(3) provides:

"The issue or transfer of a right or privilege, when originally issued or transferred with a security, giving the holder of such security the right to convert such security into another security of the same issuer or of another person, or giving a right to subscribe to another security of the same issuer or of another person, which right cannot be exercised until some future date, shall not be deemed to be an offer or sale of such other security."

It is the position of eCom that none of the Distributions constitutes an "offer to sell" or "sale" of securities within the meaning of Section 2(a)(3) of the Securities Act and, consequently, that registration of the Distribution transactions is not required.

The term "sale" is defined in Section 2(3) as a disposition for "value." The Distributions by eCom to its stockholders did not constitute dispositions of securities for value. The eCom stockholders merely received, by way of the Distributions, that which they already indirectly owned, i.e., the assets of eCom.

Moreover, the Distributions are unlike the contrived spin-offs that have been deemed dispositions for "value" under Section 2(3). In SEC v. Datronics Engineers, Inc., 490 F.2d 250 (4th Cir. 1973), cert. denied, 416 U.S. 937
(1974)("Datronics"), and SEC v. Harwyn Industries Corp., 326 F. Supp. 943 (S.D.N.Y. 1971)("Harwyn"), corporations used spin-offs without any valid business purpose to create public markets in their securities without registration of the shares. In both Datronics and Harwin, the creation of a trading market in the stock of a company for which no information was publicly available was held to constitute "value" as contemplated by Section 2(3). Further, the spin-off transactions in Datronics and Harwyn were held to lack any valid business purpose.

In contrast, adequate public information about eCom is available by virtue of eCom being a reporting company under the Securities Exchange Act of 1934 (the "Exchange Act"). Additionally, as noted above, each Distribution was motivated by valid business purposes rather than by a desire to evade the registration requirements of the securities laws. Moreover, no trading market will develop in the common stock of any Company until such time as an active business may be placed into such Company, by way of development of such business from capital which may be invested in the Company or by way of an acquisition of a business by the Company for cash or through an exchange of securities. At that time and at that time only would the Company undertake the appropriate filings (e.g., a 15c-2(11) filing) to become a publicly trading entity.

Furthermore, the Division has concluded in a series of prior no-action letters that it would not recommend enforcement action in spin-offs accomplished without registration if: (I) adequate information concerning the business and financial condition of each entity was available to the public or was to be provided prior to the distribution; and (ii) the distributed securities were registered under the Exchange Act either prior to, or shortly after, the distribution. St. George Minerals, Inc. (avail. June 12, 1990); Silver King Mines, Inc. and Pacific Silver Corporation (avail. January 11, 1989); Eaton Corporation (avail. August 8, 1983); Beneficial Corporation (avail. September 6, 1982); Aaminex Gold Corp. (avail. June 15, 1981); Englehard Minerals & Gold Corp. (avail. May 8, 1981); Metro-Goldwyn, Inc. (avail. April 7, 1980).

As discussed above, adequate information about eCom was available to the public by virtue of it being a reporting company under the Exchange Act. In addition, as also noted above, adequate public information about the Company and each spin-off transaction itself (i.e., each Distribution) has been made available to the Distribution shareholders and the public at large through the eCom website, www.ecomecom.net, 8-Ks filed June 4, 2004, March 23, 2005, and May 31, 2005, and in 10-QSB and 10-KSB filings made by eCom January 22, 2004, April 14, 2004,
September 21, 2004, October 25, 2004, and June 6, 2005.   Furthermore, all
Distribution shares being registered by way of the Form 10-SBs and all Distribution shareholders will be provided the information that would otherwise be included in an Information Statement, along with a summary of material information set forth in the Disclosure Statement and Plan of Reorganization to be filed with the bankruptcy court.

Rule 145 under the Securities Act

For the reasons set forth below, we also do not believe that the Distributions involve a transfer of assets or other transaction covered by Rule 145 under the Securities Act that would result in the spin-offs being deemed to involve an "offer to sell" or "sale" of securities within the meaning of Section 2(3) of the Securities Act by virtue of such Rule. The Division recognized in, among others, INA, British Gas, Hafslund Nycomed AS and English China Clays, that spin-off distributions similar to the Distributions did not constitute an "offer to sell" or "sale" of securities within the meaning of Section 2(3) of the Securities Act by virtue of Rule 145.

The Preliminary Note to Rule 145 makes clear that the Rule was designed to provide the protections of registration under the Securities Act to persons who are making a new investment decision regarding a new or different security in connection with any of the forms of business combination listed in the Rule. Subparagraph (a)(3)(B) of Rule 145 lists as a business combination subject to the Rule a transaction in which (unlike the Distributions) there is submitted to a shareholders' vote a plan for a transfer of assets of a corporation to another person in consideration of the issuance of securities of such other person, if the plan provides for a pro rata or similar distribution of such securities to the voting shareholders.

The protections provided by Rule 145 are unnecessary here. No new investment decision was made by the existing eCom Shareholders; no sale of assets to an independent third party in the sense intended in Rule 145 took place; and eCom shareholders were giving no "value" under Section 2(3) of the Securities Act. The result here is simply a rearrangement of the form of ownership rather than a new investment.

Moreover, the Staff has granted no-action requests in cases where a spin-off distribution of a subsidiary's shares is made to the parent's shareholders concurrently with a business combination involving the parent, including cases where shareholders were asked to vote on the spin-off. See Ralcorp; Scripps; Grasso; and Summit Energy.

B. POSITION OF THE COMPANY UNDER THE FEDRAL BANKRUPTCY LAWS

As discussed in section I of this letter eCom is involved in an involuntary Chapter 11 Bankruptcy proceeding. The debtor, as "debtor-in-possession," operates the business and performs many of the functions that a trustee performs in cases under other chapters. 11 U.S.C. Section 1107(a). Section 1107 of the Code places the debtor-in-possession in the position of a fiduciary, with the rights and powers of a chapter 11 trustee, and requires the performance of all but the investigative functions and duties of a trustee. These duties are set forth in the Bankruptcy Code and Federal Rules of Bankruptcy Procedure. 11 U.S.C. Sections 1106, 1107. Such powers and duties include accounting for property, examining and objecting to claims, and filing informational reports as required by the court and the United States trustee, such as monthly operating reports. The debtor-in-possession also has many of the other powers and duties of a trustee including the right, with the court's approval, to employ attorneys, accountants, appraisers, auctioneers, or other professional persons to assist the debtor during its bankruptcy case. Other responsibilities include filing tax returns and filing such reports as are necessary or as the court orders after confirmation, such as a final accounting. The United States trustee is responsible for monitoring the compliance of the debtor in possession with the reporting requirements.
The cases and statutory language evidence a clear intent on the part of Congress to allow debtors in possession to conduct business as usual after the filing of Chapter 11. Recent cases indicate that Chapter 11 debtors acting in the place of the Trustee act for the benefit of creditors, and it is the debtor's duty to protect and preserve assets. In re Halux, Inc., 665 F.2d 213, 216 (8th Cir.1981). It is this duty to protect and preserve assets, which prompted the timing of the Distribution.

eCom has approximately 6,000 shareholders, some of which purchased or held the stock based on public information distributed via Mr. Panaia's press releases and SEC filings regarding the spinoff transaction. In order to avoid additional claims, which could number in the tens of thousands, from the shareholders of eCom due their respective spinoff shares, the spinoff shares were issued June 2, 2005 with the full understanding these shares were subject to the aforementioned bankruptcy proceedings. Every court document, including the court transcripts, has been posted to eCom's web site. This share issuance transaction was executed in good faith, and in the spirit of protecting the creditors and estate of eCom. The shareholders, as claimants, were preemptively satisfied, subject to a final approval of the Bankruptcy Court, in order to position the debtor corporation for reorganization. It is our personal opinion, if the shareholders had not received the spinoff shares, it is likely that the resulting claims and potential Class Action lawsuits would prolong or impede the reorganization process with the most likely result the creditors receiving zero and the shareholders losing their entire investment.

Under Section 363(c) of the Bankruptcy Code, it is our understanding the business of the debtor is authorized to be operated under Section 721, Section 1108, or Section 1203 (among others) of this title, unless the court orders otherwise. Section 363(c) also prohibits the trustee from using, selling, or leasing cash collateral (as defined below) unless each entity that has an interest in such cash collateral consents, or the court authorizes such use. Cash collateral is defined as cash, negotiable instruments, documents of title, securities, deposit accounts, or other cash equivalents. It was our opinion the spin-off shares qualify as cash collateral under Section 363(c). Each entity that has an interest in these shares, which includes the debtor and the creditors, preliminary consented to the distribution of the spin-off shares due to the liabilities that would be eliminated as a result of the Distribution. In our forthcoming plan of reorganization we fully recognized all of this is subject to receipt of a final order from the Bankruptcy Court.

Section 1145 of the Bankruptcy Code provides certain exemptions from the securities registration requirements of federal and state securities laws with respect to the distribution of securities used as "cash collateral" under section 363(a). Equity securities issued for allowed claims are exempt from registration requirements. Per Senate Report 95-989, paragraph (2) of subsection (a) of section 1145 states that the registration exemption is limited to prevent distribution of securities to other than claim holders or equity security holders of the debtor of the estate. The section of Section 1145 applicable to eCom states: "Except with respect to an entity that is an underwriter as defined in subsection (b) of this section, section 5 of the Securities Act of 1933 and any State or local law requiring registration for offer or sale of a security or registration or licensing of an issuer of, underwriter of, or broker or dealer in, a security do not apply to -
(1) the offer or sale under a plan of a security of the debtor, of an affiliate participating in a joint plan with the debtor, or of a successor to the debtor under the plan -
     (A) in exchange for a claim against, an interest in, or a claim for an administrative expense in the case concerning, the debtor or such affiliate. eCom is not seeking exemption in order to facilitate distribution to parties other than claim holders or equity security holders. The exempt shares were expressly issued for in what we perceived were to be allowed contingent claims, as permitted by Section 1145, and this information has been disclosed to the bankruptcy court, as evidenced in court transcripts which attached as Composite Exhibit No. 2. When you review these transcripts, in an abundance of caution and in an effort of full disclosure to the court, you will notice on several occasions whereby it was stated, in the event for some reason these spin-offs did not qualify under SEC guidelines, we would bring it before the Court's attention in allowing Judge Friedman to make a final decision with Bankruptcy guidelines.

The Executive Committee chosen to oversee the bankruptcy proceedings and reorganization plan is a group of former Congressmen, a former member of the New York Stock Exchange, former State Insurance Commissioners and attorneys
specializing in regulatory matters, securities and business law.   This
Executive Committee will be extremely cautious in their leadership and guidance to insure that all government and regulatory requirements are followed as the purchase of many millions of dollars in operating assets will be included in our reorganization plans, to which we want to insure complete success in creating value for everyone. For information purposes, the biographies of the Executive Committee members are attached as Exhibit No. 3.

In closing, we sincerely appreciate the time and the consideration you have devoted to this matter. Rest assured, we are very sensitive to your agency's concerns and we certainly welcome additional questions, suggestions or any comments you may have as it is our absolute desire to be good corporate law abiding citizens in the eyes of everyone. With kindest regards, I remain.

Most sincerely,

/s/ Barney A. Richmond
Barney A. Richmond
Chief Executive Officer
Enc.

cc:  Steve Cunningham, Esq.
     Michael K. Wolensky, Esq.
     Michael Seese, Esq.
     Gordon Robinson, Esq.
     Jay Ingram, Esq.
     Clerk of the United States Southern District Bankruptcy Court
     File/chrono